April 27, 2006

Mail Stop 4561

Charles R. Jones
11376 Jog Road, Suite 101
Palm Beach Gardens, FL 33418

> **Re:**   **CentraCore Properties Trust**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-14031**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 1 – Organization and Operations, pages 49 - 51

1.   We note that the company triple-net leases eleven of its twelve real estate properties to a single tenant, The Geo Group, Incorporated (lessee). Please tell us how you evaluated the asset concentration level to determine the financial information required of the lessee related to properties subject to net lease. At concentration levels over 20% of total assets, audited financial statements of the lessee are required. At concentration levels between 10% - 20%, only summarized financial data of the lessee need be provided. If the lessee is a public company currently filing reports with the Commission, that fact and only

summarized data in accordance with Rule 1-02 (bb) of Regulation S-X and FAS 95 cash flow information need be provided.

<u>Exhibits 31.1 and 31.2, Section CEO and CFO Certifications</u>

2. We note that the company's certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Accountant